Exhibit 99.1

PRESS RELEASE

AnPac Bio-Medical Sciences Announces Receipt of NASDAQ Deficiency Notice Regarding Minimum Bid Price Requirement

Philadelphia, PA, March 11, 2022 – AnPac Bio-Medical Science Co., Ltd. (“AnPac Bio,” the “Company” or “we”) (ANPC), a biotechnology company with operations in the United States and China focused on early cancer screening and detection, announced today that on March 8, 2022, it received a written notice (the "Notice") from the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq") indicating that the Company is not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules (the "Listing Rules"). Based on the closing bid price of the Company's listed securities for the last 30 consecutive business days from January 24, 2022 to March 7, 2022, the Company has failed to meet the minimum bid price requirement set forth in Listing Rule 5450(a)(1) during that period. The Notice is only a notification of deficiency. It is not a notice of imminent delisting, and it has no current immediate effect on the listing or trading of the Company's securities on the Nasdaq Capital Market.

The Notice states that under Listing Rule 5810(c)(3)(A) the Company is provided with a period of 180 calendar days, or September 5, 2022, to regain compliance with the Listing Rules. To regain compliance with the Listing Rules, the Company's listed securities price must be at least US$1.00 for a minimum of ten consecutive business days. In the event the Company does not regain compliance by September 5, 2022, the Company may be eligible for additional time to regain compliance or may face delisting.

As previously announced, the Company has a separate Nasdaq Global Market deficiency in the requirement that it maintain a minimum Market Value of Listed Securities (“MVLS”) of US$50 million. The Company has until March 23, 2022 to regain compliance with the MVLS requirement. Also as previously announced, the Company has a separate Nasdaq Global Market deficiency in the requirement that it maintain a minimum Market Value of Public Held Shares (“MVPHS”) of US$15 million. The Company has until July 18, 2022 to regain compliance with the MVPHS requirement. Resolving any of the minimum bid price deficiency, MVPHS deficiency and MVLS deficiency will not resolve any of the other deficiencies. In addition, although the Company may be eligible for a further extension of up to 180 calendar days to return to compliance with continued listing requirements, such extensions are contingent on the absence of any other deficiencies.

The Company intends to continue to monitor the closing bid price of its ordinary shares between now and September 5, 2022, and to evaluate its available options to regain compliance within the compliance period. The Company fully intends to resolve the deficiency and regain compliance with the Listing Rules.

About AnPac Bio

AnPac Bio is a biotechnology company focused on early cancer screening and detection, with 150 issued patents as of September 30, 2021. With two certified clinical laboratories in China and one CLIA and CAP accredited clinical laboratory in the United States, AnPac Bio performs a suite of cancer screening and detection tests, including CDA (Cancer Differentiation Analysis), bio-chemical, immunological, and genomics tests. According to a report by Frost & Sullivan, AnPac Bio ranked first globally in multi-cancer screening and detection test sample volume (accumulative to January 2021).  AnPac Bio’s CDA technology platform has been shown in retrospective validation studies to be able to detect the risk of over 20 different cancer types with high sensitivity and specificity.

For more information, please visit: https://www.Anpacbio.com.

For investor and media inquiries, please contact:

Company:

Phil Case, Marketing and Investor Relations

Phone: +1-267-810-6776 (US)

Email: phil_case@AnPacbio.com

Investor Relations:

Ascent Investor Relations LLC
Tina Xiao, President
Phone: +1-917-609-0333 (US)
Email: tina.xiao@ascent-ir.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are made under the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and are relating to the Company's future financial and operating performance. The Company has attempted to identify forward-looking statements by terminologies including "believes," "estimates," "anticipates," "expects," "plans," "projects," "intends," "potential," “target,” “aim,” “predict,” “outlook,” “seek,” “goal” “objective,” “assume,” “contemplate,” “continue,” “positioned,” “forecast,” “likely,” "may," "could," "might," "will," "should," "approximately" or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. These statements are based on current expectations, assumptions and uncertainties involving judgments about, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control. These statements also involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results to be materially different from those expressed or implied by any forward-looking statement. Known and unknown risks, uncertainties and other factors include, but are not limited to, our ability to comply with Nasdaq Listing Rules, the implementation of our business model and growth strategies; trends and competition in the cancer screening and detection market; our expectations regarding demand for and market acceptance of our cancer screening and detection tests and our ability to expand our customer base; our ability to obtain and maintain intellectual property protections for our CDA technology and our continued research and development to keep pace with technology developments; our ability to obtain and maintain regulatory approvals from the NMPA, the FDA and the relevant U.S. states and have our laboratories certified or accredited by authorities including the CLIA; our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; general economic and business conditions in China and elsewhere; our ability to hire and maintain key personnel; our relationship with our major business partners and customers; and the duration of the coronavirus outbreaks and their potential adverse impact on the economic conditions and financial markets and our business and financial performance, such as resulting from reduced commercial activities due to quarantines and travel restrictions instituted by China, the U.S. and many other countries around the world to contain the spread of the virus. Additionally, all forward-looking statements are subject to the “Risk Factors” detailed from time to time in the Company's most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Because of these and other risks, uncertainties and assumptions, undue reliance should not be placed on these forward-looking statements. In addition, these statements speak only as of the date of this press release and, except as may be required by law, the Company undertakes no obligation to revise or update publicly any forward-looking statements for any reason.